

October 1, 2012

<u>Via Email</u>
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re: Globe Net Wireless Corp.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed September 11, 2012**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2012.

<u>General</u>

1. As indicated in our prior comment 1, the company is responsible for ensuring that disclosures throughout your filing are consistent. In this regard, we noted the following discrepancies in your disclosures. Please note that this list is not intended to be all-inclusive. As such please ensure that your disclosures are consistent throughout your entire filing before submitting your next amendment:

    - Total stockholder's equity at August 31, 2010 as disclosed on page 5 should be $8,392;
    - Net loss for the year ended August 31, 2011 as disclosed on page 5 should be ($21,514);
    - Working capital at August 31, 2010 as disclosed in your discussion on page 54 under the heading "Year Ended August 31, 2011" should be $8,392; and
    - Working capital deficit at August 31, 2011 as disclosed in your discussion on page 54 under the heading "Nine Month Period Ended May 31, 2012" should be $13,977.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Rene Daignault